BOMBARDIER

07024267

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

May 29, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a press release issued yesterday with respect to the financial results of Bombardier Inc. for the first quarter ended April 30, 2007 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

F:\DATA\legal\COMMISSIONS\USA-SEC\2007\Sec Exch comm - comm premier rap tri.doc 5/29/2007 2:24 PM

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES SOLID FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED APRIL 30, 2007

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **Consolidated revenues of $4 billion, compared to $3.5 billion last fiscal year**
- **EBITDA from continuing operations of $314 million, compared to $206 million last fiscal year**
- **EBIT from continuing operations of $183 million, compared to $78 million last fiscal year**
- **Net income of $79 million ($0.04 per share), compared to $24 million ($0.01 per share) last fiscal year**
- **Free cash flow usage of $154 million, after payment of a discretionary pension fund contribution of $174 million, an improvement of $385 million**
- **Order backlog strong at $45.4 billion, an increase of $4.7 billion**

Montréal, May 29, 2007 – Bombardier today released financial results for the first quarter of fiscal year 2008 that show substantial improvement in many key areas. Earnings before financing income, financing expense and income taxes (EBIT) grew by $105 million, to reach $183 million. This resulted in an EBIT margin of 4.6%, compared to 2.2% for the same period last fiscal year. Similarly, net income increased by $55 million to total $79 million, while earnings per share were $0.04, compared to $0.01 for the same period last fiscal year. Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) usage of $154 million, after payment of a discretionary pension fund contribution of $174 million, compares to a usage of $539 million for the same period last fiscal year. The overall order backlog also improved by $4.7 billion, to attain a record $45.4 billion.

"We had a strong first quarter, with both groups contributing solid results," observed Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc. "As both groups make progress toward their EBIT targets, we're seeing overall improvement in profitability and cash flow generation. At Aerospace, business aircraft continue to attract a substantial level of new orders. We're now also seeing the U.S. airline industry rebounding, as demonstrated by a higher level of regional aircraft orders compared to last year. Meanwhile, our Transportation group's order intake remains robust, as it continues to focus on its margin and quality enhancement program," added Mr. Beaudoin. "With the combination of our various initiatives yielding improved profitability, and our strong backlog, we are well positioned to pursue our goal of long-term sustainable growth."

Bombardier Aerospace

EBIT rose to $112 million, an increase of $57 million compared to the first quarter of the previous year. This represents an EBIT margin of 5%, compared to 2.8% for the same period last year. Free cash flow was also excellent in the first quarter, improving by $334 million compared to the same period last fiscal year.

Bombardier Aerospace received 174 net orders during the first quarter, compared to 52 the previous year, bringing the backlog to $15.4 billion. The group registered 91 net orders for regional aircraft, 53 of these being for regional jets, including an order for 30 *CRJ900* jets from Delta Air Lines. Subsequent to the quarter, Delta placed an additional firm order for 14 *CRJ900* jet. Thirteen airlines worldwide have now ordered *CRJ900* aircraft, and they have been unanimous in praising the jet's remarkable fuel efficiency, low noise and reduced emissions.

Meanwhile, the popularity of Bombardier turboprops continues unabated, with 38 orders during the quarter, including two orders of 15 *Q400* aircraft each from Horizon Air and Pinnacle Airlines Corp. Subsequent to the quarter, Flybe also signed a contract to acquire 15 additional *Q400* turboprops. Regarded by operators as one of the quietest and most effective aircraft, Bombardier's *Q400* turboprops deliver superior economics and exceptional environmental performance.

Business aircraft revenues also increased, benefitting from a richer mix of larger aircraft deliveries. The market remains robust, with a healthy level of net orders that reached 83 business jets, compared to 33 for the same period last year.

Bombardier Transportation

Bombardier Transportation's EBIT rose to $71 million, an improvement of $48 million compared to the same period last fiscal year. This represents an EBIT margin of 4.2%, compared to 1.5% for the same period last year. Free cash flow also improved by $29 million, after the payment of a discretionary contribution of $174 million to various employee pension funds in the United Kingdom (U.K.).

New order intake remained at a high level, reaching $3 billion for the quarter, with a book-to-bill ratio of 1.8. These orders reflect the group's continued success in the regional, commuter and locomotive segments. Among these successes, Bombardier Transportation received a key order from Trenitalia of Italy for 150 E464 electric locomotives valued at $487 million, as well as an order for 256 cars for high-capacity AGC-type trains from the Société Nationale des Chemins de fer Français valued at $416 million. The group's continuing efforts to develop new business

opportunities in the strategic and emerging markets of China, India and Russia are bearing fruit. During the quarter, the group signed a contract with Dalian Locomotives and Rolling Stock Company Ltd. of China to supply propulsion and train control equipment, design and technical support for high-power freight electric locomotives valued at $480 million. Bombardier also won a landmark contract to install the first modern signalling system in the Commonwealth of Independent States. Subsequent to the quarter, Bombardier Transportation signed an agreement creating two joint ventures with Transmashholding of Russia for propulsion technology and manufacturing related to locomotives. In this context, RZD Russian railways and Transmashholding signed a framework agreement for the supply of 806 locomotives through 2015, for which one of the newly created joint ventures is intended to become a propulsion converter supplier.

Financial highlights

(unaudited, in millions of U.S. dollars, except per share amounts, which are shown in dollars)

	Three-month periods ended April 30					
			2007			2006
	BA	BT	Total	BA	BT	Total
Revenues	$ 2,260	$ 1,707	$ 3,967	$ 1,953	$ 1,586	$ 3,539
EBITDA from continuing operations	$ 216	$ 98	$ 314	$ 158	$ 48	$ 206
Amortization	104	27	131	103	25	128
EBIT from continuing operations	$ 112	$ 71	183	$ 55	$ 23	78
Financing income [1]			(51)			(39)
Financing expense [1]			120			88
EBT from continuing operations			114			29
Income taxes [1]			35			8
Income from continuing operations			79			21
Income from discontinued operations, net of tax			-			3
Net income			$ 79			$ 24
Basic and diluted earnings per share						
From continuing operations			0.04			0.01
Net income			0.04			0.01
Segmented free cash flow	$ 66	$ (168)	$ (102)	$ (268)	$ (197)	$ (465)
Income taxes and net financing expense [1]			(52)			(74)
Free cash flow			$ (154)			$ (539)

BA: Aerospace; BT: Transportation.

[1] Income taxes and net financing expense are not allocated to segments.

FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED APRIL 30, 2007

ANALYSIS OF RESULTS

Consolidated results

Consolidated revenues totalled $4 billion for the first quarter ended April 30, 2007, compared to $3.5 billion for the same period last year. The $428-million increase mainly reflects higher manufacturing revenues for business aircraft and regional aircraft, a favourable mix for pre-owned business aircraft and higher deliveries for pre-owned regional aircraft, and higher services revenues in Aerospace, and higher revenues in Transportation, mainly due to positive currency impacts.

For the first quarter ended April 30, 2007, EBIT from continuing operations amounted to $183 million, or 4.6% of revenues, compared to $78 million, or 2.2% of revenues, for the same period last year. The 2.4 percentage-point increase in EBIT margin is due to a higher margin in Transportation, mainly due to procurement initiatives and better contract execution as a result of the margin and quality enhancement program, and a higher margin in Aerospace, mainly due to improved selling prices and a favourable mix of business aircraft, increased deliveries and favourable mix of regional aircraft, and an improved margin on services activities, partially offset by higher production costs on certain wide-body aircraft, mainly due to the introduction of the *Challenger 605* aircraft.

Net financing expense increased by $20 million for the first quarter, compared to the corresponding period of last year, mainly due to higher interest expenses on long-term debt.

Net income was $79 million, or $0.04 per share, for the first quarter of fiscal year 2008, compared to $24 million, or $0.01 per share, for the same period the previous year.

For the three-month period ended April 30, 2007, free cash flow amounted to a usage of $154 million, compared to a usage of $539 million for the corresponding period the previous year. This improvement is mainly due to the increase in free cash flow in Aerospace.

As at April 30, 2007, Bombardier's order backlog was $45.4 billion, compared to $40.7 billion as at January 31, 2007. The $4.7-billion increase is mainly due to a higher order intake compared to revenues recorded in Aerospace and Transportation, and net positive currency adjustments in Transportation, mainly arising from the strengthening of the euro and the pound sterling compared to the U.S. dollar as at April 30, 2007, compared to January 31, 2007.

Bombardier Aerospace

- **Revenues of $2.3 billion**
- **EBITDA of $216 million**
- **EBIT of $112 million**
- **Free cash flow of $66 million**
- **Order backlog of $15.4 billion**
- **78 aircraft deliveries**

Bombardier Aerospace's revenues amounted to $2.3 billion for the three-month period ended April 30, 2007, compared to $2 billion for the same period the previous year. This increase is mainly due to higher manufacturing revenues for business and regional aircraft, a favourable mix for pre-owned business aircraft and higher deliveries for pre-owned regional aircraft, and higher service revenues.

EBIT amounted to $112 million, or 5% of revenues, for the first quarter ended April 30, 2007, compared to $55 million, or 2.8% of revenues, for the same period the previous year. The 2.2 percentage-point increase in EBIT margin is mainly due to improved selling prices and a favourable mix of business aircraft, increased deliveries and a favourable mix of regional aircraft, and improved margin on services activities, partially offset by higher production costs on certain wide-body aircraft, mainly due to the introduction of the *Challenger 605* aircraft.

Free cash flow totalled $66 million for the first quarter ended April 30, 2007, compared to a usage of $268 million for the same period last fiscal year. The increase is mainly due to a positive period-over-period variation in net change in non-cash balances related to operations, lower net additions to property, plant and equipment, and higher cash flows from improved profitability.

For the quarter ended April 30, 2007, aircraft deliveries totalled 78, compared to 77 for the same period the previous year. The 78 deliveries consisted of 50 business aircraft (53 aircraft for the corresponding period last fiscal year) and 28 regional aircraft (24 aircraft for the corresponding period last fiscal year). The decrease in business aircraft deliveries reflects lower deliveries of *Challenger 300* and *Challenger 800* aircraft, partially offset by increased deliveries of the *Global* family of aircraft. The increase in regional aircraft deliveries is mainly due to higher turboprop deliveries and also reflects a shift in demand towards larger regional jets.

Aerospace received 174 net orders during the quarter ended April 30, 2007, compared to 52 during the corresponding period the previous year. In business aircraft, the group registered 83 net orders during the three-month period ended April 30, 2007, compared to 33 net orders during the same period last fiscal year. The order intake remains strong and is consistent with

the continued strength of the business aircraft market. For the first quarter of fiscal year 2008, Aerospace received 91 net orders for regional aircraft, compared to 19 for the same period last year. Major orders for the quarter included orders for: 30 *CRJ900* aircraft from Delta Air Lines; 15 *CRJ1000* aircraft from an undisclosed customer; 15 *Q400* turboprops from Horizon Air and 15 *Q400* turboprops from Pinnacle Airlines Corp.

As at April 30, 2007, Aerospace's firm order backlog totalled $15.4 billion, compared to $13.2 billion as at January 31, 2007. The increase reflects strong order intake in both regional and business aircraft. The decision to launch the *CRJ1000* regional jet in February 2007 has also contributed to this increase. In addition, turboprop and other regional jet order intake has been higher than deliveries. In business aircraft, both narrow-body and wide-body aircraft order backlog has increased.

Bombardier Transportation

- **Revenues of $1.7 billion**
- **EBITDA of $98 million**
- **EBIT of $71 million**
- **Free cash flow usage of $168 million**
- **New order intake totalling $3 billion (book-to-bill ratio of 1.8)**
- **Order backlog of $30 billion**

Bombardier Transportation's revenues amounted to $1.7 billion for the three-month period ended April 30, 2007, compared to $1.6 billion for the same period last year. The increase is mainly due to positive currency impacts.

EBIT totalled $71 million, or 4.2% of revenues, for the first quarter ended April 30, 2007, compared to $23 million, or 1.5% of revenues, for the same quarter the previous year. The 2.7 percentage-point increase is mainly due to procurement initiatives and better contract execution as a result of the margin and quality enhancement program.

Free cash flow usage was $168 million, compared to a usage of $197 million for the same period last fiscal year. The $29-million improvement arose after the payment of a discretionary contribution of $174 million to pension funds in the U.K. Higher cash flows from operations resulting from higher profitability and higher level of advances contributed to the improvement, partially offset by a negative period-over-period variation in net change in non-cash balances related to operations, other than advances.

The order intake during the three-month period ended April 30, 2007, totalled $3 billion, compared to $1.7 billion for the same period last year.

Major orders were for: 150 E464 electric locomotives from Trenitalia of Italy, valued at $487 million; propulsion and train control equipment, design and technical support for high-power freight electric locomotives from Dalian Locomotives and Rolling Stock Company Ltd. of China, valued at $480 million and; 256 cars of high-capacity trains AGC type from the French National Railways (SNCF) valued at $416 million.

Bombardier Transportation's backlog totalled $30 billion as at April 30, 2007, compared to $27.5 billion as at January 31, 2007. The increase is due to the higher order intake compared to revenues recorded, and to the strengthening of the euro and the pound sterling compared to the U.S. dollar as at April 30, 2007 compared to January 31, 2007.

Through its continuing efforts to improve its manufacturing capabilities, Bombardier Transportation proved its commitment to continuously improve its environmental performance by being the first Polish rolling stock manufacturer to register under the EU Eco Management and Audit Scheme (EMAS). Also, the Trapaga site in Spain has been awarded the prestigious global International Railway Industry Standard certificate for quality (IRIS). IRIS complements the internationally recognized ISO 9001 quality standard with specific requirements for the railway industry.

DIVIDENDS ON PREFERRED SHARES

Series 2 Preferred Shares
A monthly dividend of $0.1250 Cdn per share on Series 2 Preferred Shares has been paid on April 15 and May 15, 2007.

Series 3 Preferred Shares
A quarterly dividend of $0.34225 Cdn per share on Series 3 Preferred Shares is payable on July 31, 2007 to the shareholders of record at the close of business on July 13, 2007. In accordance with its terms, the dividend rate will be reset on July 11, 2007, for the next five years, beginning August 1, 2007.

Series 4 Preferred Shares
A quarterly dividend of $0.390625 Cdn per share on Series 4 Preferred Shares is payable on July 31, 2007 to the shareholders of record at the close of business on July 13, 2007.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Challenger, Challenger 300, Challenger 605, Challenger 800, CRJ, CRJ900 ,CRJ1000, Global and Q400 are trademarks of Bombardier Inc. or its subsidiaries.

For information

Isabelle Rondeau
Director, Communications
+514-861-9481
www.bombardier.com

Shirley Chénier
Senior Director, Investor Relations
+514-861-9481

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective Management's Discussion and Analysis ("MD&A") sections of the Corporation's aerospace segment ("Aerospace") and the Corporation's transportation segment ("Transportation") in the Corporation's annual report for fiscal year 2007.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed term commitments, human resource risks and environmental risks), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks, including currency, interest rate and commodity pricing risk). See Risks and Uncertainties in the MD&A section of Bombardier Inc.'s annual report for fiscal year 2007 for further information. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this press release and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES
This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on EBITDA, and Free Cash Flow. These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice.

END